SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MOLECULAR TEMPLATES, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

608550 109

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners III, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 608550 109	13D

1	NAMES OF REPORTING PERSONS Longitude Capital Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,647,302 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,647,302 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,647,302 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.0% (3)
14	TYPE OF REPORTING PERSON (see instructions) OO

1

All of such securities are held of record by Longitude Venture III (as defined in the Explanatory Note below). Longitude Capital III (as defined in the Explanatory Note below) is the general partner of Longitude Venture III and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of Longitude Capital III and may each be deemed to share voting, investment and dispositive power with respect to these securities.

2	Consists of (a) 3,199,035 outstanding shares of Common Stock, and (b) 1,448,267 shares of Common Stock issuable upon exercise of Warrants.
3

The percentage was calculated based on 57,799,914 shares of Common Stock, as follows: (a) 56,351,647 outstanding shares of Common Stock as of November 7, 2022 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2022 (the “Form 10-Q”); plus (b) 1,448,267 shares of Common Stock issuable upon exercise of the Warrants held of record by Longitude Venture III.

CUSIP No. 608550 109	13D

1	NAMES OF REPORTING PERSONS Longitude Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,647,302 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,647,302 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,647,302 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.0% (3)
14	TYPE OF REPORTING PERSON (see instructions) PN

1

All of such securities are held of record by Longitude Venture III. Longitude Capital III is the general partner of Longitude Venture III and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of Longitude Capital III and may each be deemed to share voting, investment and dispositive power with respect to these securities.

2	Consists of (a) 3,199,035 outstanding shares of Common Stock, and (b) 1,448,267 shares of Common Stock issuable upon exercise of Warrants.
3

The percentage was calculated based on 57,799,914 shares of Common Stock, as follows: (a) 56,351,647 outstanding shares of Common Stock as of November 7, 2022 as reported in the Issuer’s 10-Q; plus (b) 1,448,267 shares of Common Stock issuable upon exercise of the Warrants held of record by Longitude Venture III.

CUSIP No. 608550 109	13D

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,495 (1)
	8	SHARED VOTING POWER 4,647,302 (2)(3)
	9	SOLE DISPOSITIVE POWER 3,495 (1)
	10	SHARED DISPOSITIVE POWER 4,647,302 (2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,650,797 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.0% (4)
14	TYPE OF REPORTING PERSON (see instructions) IN

1.

These shares are held by a limited partnership (the “Partnership”) of which the general partner is a trust (the “Enright Trust”). Mr. Enright is the Trustee of the Enright Trust and may be deemed to share voting, investment and dispositive power over the shares held by the Partnership.

2

All of such securities are held of record by Longitude Venture III. Longitude Capital III is the general partner of Longitude Venture III and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of Longitude Capital III and may each be deemed to share voting, investment and dispositive power with respect to these securities.

3	Consists of (a) 3,199,035 outstanding shares of Common Stock and (b) 1,448,267 shares of Common Stock issuable upon exercise of Warrants.
4

The percentage was calculated based on 57,799,914 shares of Common Stock, as follows: (a) 56,351,647 outstanding shares of Common Stock as of November 7, 2022 as reported in the Issuer’s Form 10-Q; plus (b) 1,448,267 shares of Common Stock issuable upon exercise of the Warrants held of record by Longitude Venture III.

CUSIP No. 608550 109	13D

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,647,302 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,647,302 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,647,302 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.0% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

1

All of such securities are held of record by Longitude Venture III. Longitude Capital III is the general partner of Longitude Venture III and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of Longitude Capital III and may each be deemed to share voting, investment and dispositive power with respect to these securities.

2	Consists of (a) 3,199,035 outstanding shares of Common Stock and (b) 1,448,267 shares of Common Stock issuable upon exercise of Warrants.
3

The percentage was calculated based on 57,799,914 shares of Common Stock, as follows: (a) 56,351,647 outstanding shares of Common Stock as of November 7, 2022 as reported in the Issuer’s Form 10-Q; plus (b) 1,448,267 shares of Common Stock issuable upon exercise of the Warrants held of record by Longitude Venture III.

Explanatory Note:

This joint statement on Schedule 13D/A (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of Molecular Templates, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D initially filed with the Commission on September 18, 2017 as amended by Amendment No. 1 filed with the Commission on September 26, 2018 (“Amendment No. 1”), Amendment No. 2 filed with the Commission on December 5, 2019 (“Amendment No. 2”) and Amendment No. 3 filed with the Commission on June 5, 2020 (“Amendment No. 3”, together with Amendment No. 1 and Amendment No. 2, the “Original Schedule 13D”). This Amendment No. 4 is filed on behalf of entities Longitude Venture Partners III, L.P. (“Longitude Venture III”), and Longitude Venture III’s sole general partner Longitude Capital Partners III, LLC (“Longitude Capital III”, and each of Longitude Capital III and Longitude Venture III, a “Reporting Entity”), and individuals Patrick G. Enright and Juliet Tammenoms Bakker (each a “Reporting Individual,” and each Reporting Entity or Reporting Individual, a “Reporting Person”), relating to beneficial ownership of the Issuer’s Common Stock. This Amendment No. 4 is being filed to update the aggregate percentage of the Issuer’s Common Stock owned by the Reporting Persons due to dilution caused by the Issuer’s sales of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D and not in connection with a disposition of any shares by the Reporting Persons. Such dilution resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D. David Hirsch, a reporting person on the Original Schedule 13D, is no longer a managing director of entities affiliated with Longitude Venture III, and accordingly, is not deemed to share voting, investment and dispositive power with respect to the securities held by the Reporting Entities. As such, David Hirsch is no longer a reporting person on this Amendment No. 4. The Original Schedule 13D is hereby amended to delete all references to David Hirsch. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023.

LONGITUDE VENTURE PARTNERS III, L.P. By: LONGITUDE CAPITAL PARTNERS III, LLC Its: General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE CAPITAL PARTNERS III, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker